February 8, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Independent Bank Corporation (the “Company”)

Registration Statement on Form S-4

File No. 333-222358

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM on February 8, 2018, or as soon thereafter as is practicable.

Very Truly Yours,

/s/ Robert N. Shuster
Robert N. Shuster
Executive VP & Chief Financial Officer
Independent Bank Corporation
4200 East Beltline Avenue NE
Grand Rapids, MI 49525